Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Independent Registered Public Accounting Firm” in the Statement of Additional Information, dated May 1, 2022, and included in this Post-Effective Amendment No. 18 to the Registration Statement (Form N-4, File No. 333-120600) of Variable Annuity Account B (the “Registration Statement”).

We also consent to the use of our reports (1) dated April 26, 2022, with respect to the statutory-basis financial statements and supplemental schedules of First Security Benefit Life Insurance and Annuity Company of New York and (2) dated April 26, 2022, with respect to the financial statements of each of the subaccounts within Variable Annuity Account B, for the year ended December 31, 2021, included in this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Kansas City, Missouri

April 26, 2022